
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 28, 2009

Via Facsimile (202) 457-6315 and U.S. Mail
Philip Feigen, Esq.
Patton Boggs, LLP
2550 M Street, NW
Washington, DC 20037

> **Re: Hooper Holmes, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 15, 2009 by Ronald V. Aprahamian**
> **Soliciting Materials on Schedule 14A filed April 23, 2009**
> **File No. 1-00972**

Dear Mr. Feigen:

We have conducted a limited review of the filings listed above and have the following comments. The scope of our review is limited to the matters identified in our comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

PREC 14A filed April 15, 2009

Cover Letter

1.   You disclose that the Board reduced the number of directors from eight to seven. The statement that follows implies-such action is indicative of the Board "continu[ing] to ignore shareholders' voices…" It appears, however, that such action is permissible by the Board under the bylaws of the company without

shareholder vote or approval. Please revise or advise.

2.   Revise to indicate, if true, that each of the nominees has consented to being named in the proxy statement. See Rule 14a-4(d) of Regulation 14A.

Cover Page of Proxy Statement

3.   Please revise the facing page of the Schedule 14A above the heading "Name of Person(s) Filing Proxy Statement, if other than the Registrant," to indicate that the Schedule 14A filing is being made by each of the nominees. The Schedule 14A is codified as Rule 14a-101 for disclosure purposes and requires identification of all persons on the cover page of a proxy statement who are filing the proxy statement. Both nominees are participants under the proxy rules and therefore engaged in the solicitation for which the proxy statement is required to be filed. See Instruction 3 to Item 4 of Schedule 14A for a definition of the term "participant."

General

4.   Revise the first page of the proxy statement to clearly mark it as a "Preliminary Copy." Refer to Rule 14a-6(e)(1).

5.   You disclose that Mr. Brad Evans of Heartland Advisors, Inc., an18.8% beneficial owner of Hooper's common stock, also contacted Mr. Lowrance and Mr. Bubbs to recommend the nominees to the Board. We refer you to Item 4(b) of Regulation 14A and Instruction 3 thereunder. Please advise us of whether you considered if each of Mr. Evans and Heartland Advisors, Inc. is a "participant" as such term is defined, in the current solicitation.

6.   Describe the provisions of the company's governing instruments which you believe permit you to call a vote on your proposal at the annual meeting. Describe any steps you have taken to comply with these provisions, such as compliance with any applicable advance notice provisions.

7.   Expand upon the plans your nominees have to "inject life into the boardroom" and how they plan, given their minority status on the Board if elected, to work to achieve "greater value for the Company's shareholders than is presently recognized in the marketplace." We note, for example, the series of questions you pose on page 10. Are any of these questions indicative of actions the nominees would advocate for if elected? Revise to clarify.

8.   Please refer to the previous comment. We note disclosure on page 7 of the proxy statement in which you disclose that "it may be advantageous to become part of another company…where many costs, including costs associated with being a publicly traded company-can be eliminated." Revise to clearly state the

nominees' intent in this regard. Specifically disclose for example, whether the nominees intend to advocate, if elected, for a transaction that could result in the company going private.

9.   Please expand upon the nominees' objective of having the Board create a plan to achieve a 5% pretax profit. Please disclose any specific steps the nominees would propose the Board take in order to achieve such a goal and set forth the basis for the nominees' belief that such a goal is achievable in the current market environment.

Proposal 1-Election of Directors

10.   Please revise to specify the measures that your nominees will advocate the Board adopt that are geared towards instituting standards of accountability for management performance in creation of returns for shareholders and explain whether you believe and if so, why, you believe, that such standards currently do not exist.

11.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Provide us with support for the statements you make with respect to the following statements:

   o "[t]he disappointing decline is a result of the poor performance of the management and Board and evidence of their untargeted and undefined expectation of the company's future…";
   o "[a]s a result of substantial operating losses and resultant lack of cash, the company had to sell two business units…";
   o "[i]n the absence of the[] business unit sales, the company would have no cash and the company's ability to obtain a new bank lending facility would have been impaired…"; and
   o statements regarding the nominees' "proven experience" in management, the production of profit and increased shareholder value.

Where the basis of support are other documents, such as analysts' reports and newspaper articles, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized. Also, please confirm your understanding that referring to another person's statement does not insulate you from the requirement to comply with Rule 14a-9.

12. In your disclosure regarding the "disappointing decline" of the company's current value, please also discuss the impact of recent volatility within the market that has affected a wide range of companies across various industries.

13. In discussing the contributions that the nominees brought to various other companies, please revise to address other factors that could have similarly contributed to the performance achieved over time. If it is your assertion that the nominees efforts were solely responsible or primarily responsible for such improved results, revise to set forth the basis for your statements and as noted in a prior comment, provide us with support for any such statements.

Solicitation of Proxies, page 16

14. It appears that you intend to solicit proxies via mail, facsimile, telephone, telegraph, internet, in person and by advertisements. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

15. Given that you may solicit proxies via the Internet, please tell us whether you plan to solicit via internet chat rooms, and if so, tell us which websites you plan to utilize. Please advise us of your plans, if any, to comply with Rules 14a-6, 14a-9 and 14a-12 for any such online communications.

16. Please confirm that you will post your proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission's EDGAR Web site) and provide record holders with a notice informing them that the materials are available and explaining how to access those materials. Refer to Release 34-56135 available at http://www.sec.gov/rules/final/2007/34-56135.pdf.

Incorporation by Reference, page 17

17. You refer security holders to information that you are required to provide that will be contained in the company's proxy statement for the annual meeting. We

presume that you are relying upon Rule 14a-5(c) to refer to this information. If so, please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company's proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

Form of proxy card

18.   You include a "blanket item" in the form of proxy in which you indicate that the proxies are authorized to vote in their discretion on such "other business that may properly come before the meeting and any adjournments or postponement thereof…"   Advise us of the purpose of this language given the discretionary authority conferred by Rule 14a-4(c)(3). To the extent that the participants seek discretionary authority to vote on a proposal to adjourn the meeting for the purpose of soliciting additional proxies, however, please revise the form of proxy to specifically include this proposal and present the proposal in a manner consistent with Rule 14a-4(a)(3).

Soliciting Materials filed April 23, 2009

19.   You disclose that "[o]ver time, First Consulting increased profitability, accumulated cash, and shareholder value grew from $5 to $13 per share." As noted in our comments above, in future filings, please revise to ensure that you balance your disclosure regarding increases in share price during the tenure of Messrs. Ferguson and/or Aprahamian and acknowledge that there are many other contributing factors that could have contributed to the improvements realized.

20.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Provide us with support for the statements you make with respect to the following statements:

o   "the SG&A expense was $10,017,000 AFTER an "accounting accrual reversal" of $1,600,000 …, the actual SG&A expense in the fourth quarter of 2008 would have been $11,617,000 before the accounting accrual reversal…";
o   "[i]f not for this "accounting accrual reversal," the reported net income for the fourth quarter of 2008 of $1,249,000 would have been a loss of $351,000…"; and,
o   reference to management "throwing sticks and stones at Hooper Holmes' shareholders concerned about their substantial loss in shareholder value…"

Where the basis of support are other documents, such as analysts' reports and newspaper articles, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized. Also, please confirm your understanding that referring to another person's statement does not insulate you from the requirement to comply with Rule 14a-9.

Closing Comments

As appropriate, please amend your filing and promptly respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the participants are in possession of all facts relating to the participants' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the participants acknowledging that:

· the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3757 or, in my absence, to

Nicholas Panos, Senior Special Counsel, at (202) 551-3266. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions